UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of July 2007

Commission File Number 1-14522

Open Joint Stock Company “Vimpel-Communications”

(Translation of registrant’s name into English)

10 Ulitsa 8-Marta, Building 14, Moscow, Russian Federation 127083

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  [X]    Form 40-F  [    ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):             .

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):             .

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  [    ]              No  [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OPEN JOINT STOCK COMPANY
“VIMPEL-COMMUNICATIONS”
(Registrant)

Date: July 9, 2007

	By:	/s/ Alexander V. Izosimov
	Name:	Alexander V. Izosimov
	Title:	Chief Executive Officer and General Director

REPORT ON THE RESULTS OF THE VOTE

of the Annual General Shareholders Meeting

of Open Joint Stock Company “Vimpel-Communications”

10 Ulitsa 8 Marta, bldg. 14, Moscow, 127083, Russian Federation

(Protocol No 40 of July 9, 2007)

The Annual General Shareholders Meeting (hereinafter, the “Annual General Meeting” or the “Meeting”) of Open Joint Stock Company “Vimpel-Communications” (hereinafter, “VimpelCom” or the “Company”) was held on June 29, 2007 by the decision of the Board of Directors of the Company made on March 28, 2007.

The Annual General Meeting was conducted in the form of a meeting (voting may be effected by completed voting ballots sent to VimpelCom).

The Meeting was held at 10 Ulitsa 8 Marta, bldg. 14, Moscow, Russian Federation.

The total number of votes held by the shareholders that participated in the Meeting was 47 757 528 constituting 82.76% of the total number of votes held by the Shareholders – holders of the voting stock.

The Meeting had a quorum.

Chairman of the Meeting – Chairman of the Board of Directors – Mr. David J. Haines.

Secretary of the Meeting – Secretary of the Board of Directors – Mr. Jeffrey D. McGhie.

The agenda of the Meeting:

1. Approval of the 2006 VimpelCom Annual Report prepared in accordance with Russian law;

2. Approval of VimpelCom’s unconsolidated accounting statements, including Profit and Loss Statement for 2006 (prepared in accordance with Russian statutory accounting principles);

3. Allocation of profits and losses resulting from 2006 financial year operations including adoption of the decision (declaration) of payment of dividends on the financial year results;

4. Election of the Board of Directors;

5. Election of the Audit Commission;

6. Approval of external auditors;

7. Approval of the amended Charter of VimpelCom.

The following decisions were made by the Meeting on each agenda Item:

Item No 1: Approval of the 2006 VimpelCom Annual Report prepared in accordance with Russian law

The results of the vote on the first item:

The number of votes in respect of this Item held by persons included in the list of those entitled to participate in the Meeting, is 57 707 622.

The number of votes held by persons who participated in the Meeting is 47 757 528.

Quorum on the item put for voting was present.

The number of votes cast in favor of each voting option on this Item:

For	Against	Abstained
47 463 947	2 093	291 395

The decision taken:

To approve the 2006 VimpelCom Annual Report prepared in accordance with Russian law.

Item No 2: Approval of VimpelCom’s unconsolidated accounting statements, including Profit and Loss Statement for 2006 (prepared in accordance with Russian statutory accounting principles)

The results of the vote on the second item:

The number of votes in respect of this Item held by persons included in the list of those entitled to participate in the Meeting, is 57 707 622.

The number of votes held by persons who participated in the Meeting is 47 757 528.

Quorum on the item put for voting was present.

The number of votes cast in favor of each voting option on this Item:

For	Against	Abstained
47 463 705	2 235	291 577

The decision taken:

To approve VimpelCom’s 2006 unconsolidated accounting statements, including Profit and Loss Statement (prepared in accordance with Russian statutory accounting principles) audited by Rosexpertiza, LLC.

Item No 3: Allocation of profits and losses resulting from 2006 financial year operations including adoption of the decision (declaration) of payment of dividends on the financial year results

The results of the vote on the third item:

The number of votes in respect of this Item held by persons included in the list of those entitled to participate in the Meeting, is 57 707 622.

The number of votes held by persons who participated in the Meeting is 47 757 528.

Quorum on the item put for voting was present.

The number of votes cast in favor of each voting option on this Item:

For	Against	Abstained
47 714 240	729	42 477

The decision taken:

To pay in cash annual dividends to holders of common registered shares based on 2006 results in the amount of 166.88 rubles per share (for a total of 8,557,776,951.36 for all common registered shares in the aggregate) within 60 days from the date of adoption of the relevant decision; and to pay in cash annual dividends to holders of preferred registered shares of type A based on 2006 results in the amount of 0.1 kopeck per preferred share within 60 days from the date of the adoption of this decision; and to invest the remaining profits resulting from 2006 operating results (after payment of dividends) into the business.

Item No 4: Election of the Board of Directors

The results of the vote on the fourth item:

Note: Cumulative voting procedure.

The number of cumulative votes in respect of this Item held by persons included in the list of those entitled to participate in the Meeting, is 519 368 598.

The number of cumulative votes held by persons who participated in the Meeting, is 429 817 653.

Quorum on the item put for voting was present.

Name of nominee proposed to be elected to the Board of Directors	Number of votes cast for each nominee
1. David J. Haines	46 606 741
2. Mikhail M. Fridman	47 020 499
3. Arve Johansen	41 977 391
4. Kjell Morten Johnsen	41 943 641
5. Stig Herbern	1 292 288
6. Jo O. Lunder	55 524 529
7. Oleg A. Malis	46 756 290
8. Leonid R. Novoselsky	46 505 236
9. Alexey M. Reznikovich	46 636 962
10. Fridtjof Rusten	41 943 641

Number of votes recognized to be invalid and not counted in the results of voting on this Item is 0.

The decision taken:

To elect the following members to the Board of Directors: Jo O. Lunder, Mikhail M. Fridman, Oleg A. Malis, Alexey M. Reznikovich, David J. Haines, Leonid R. Novoselsky, Arve Johansen, Fridtjof Rusten, Kjell Morten Johnsen.

Item No 5: Election of the Audit Commission

The results of the vote on the fifth item:

The number of votes in respect of this Item held by persons included in the list of those entitled to participate in the Meeting, is 57 707 622.

The number of votes held by persons who participated in the Meeting is 47 757 528.

Quorum on the item put for voting was present.

The number of votes cast in favor of each voting option on this Item:

For	Against	Abstained
47 702 524	2 239	51 933

The decision taken:

To elect the following individuals to the Audit Commission: Alexander Gersh, Halvor Bru and Nigel Robinson.

Item No 6: Approval of external auditors

The results of the vote on the sixth item:

The number of votes in respect of this Item held by persons included in the list of those entitled to participate in the Meeting, is 57 707 622.

The number of votes held by persons who participated in the Meeting is 47 757 528.

Quorum on the item put for voting was present.

The number of votes cast in favor of each voting option on this Item:

For	Against	Abstained
47 709 787	6 206	40 775

The decision taken:

To approve the firm Ernst & Young (CIS) Ltd. as the auditor of the Company’s U.S. GAAP accounts and the firm Rosexpertiza, LLC as the auditor of the Company’s accounts prepared in accordance with Russian statutory accounting principles for the term until the annual general meeting of shareholders based on 2007 results.

Item No 7: Approval of the amended Charter of VimpelCom

The results of the vote on the seventh item:

The number of votes in respect of this Item held by persons included in the list of those entitled to participate in the Meeting, is 57 707 622.

The number of votes held by persons who participated in the Meeting is 47 757 528.

Quorum on the item put for voting was present.

The number of votes cast in favor of each voting option on this Item:

For	Against	Abstained
47 693 544	2 684	60 204

The decision taken:

To approve the amended Charter of Open Joint Stock Company “Vimpel-Communications”.

In accordance with Art. 56(1) of the Federal Law “On Joint Stock Companies” ZAO National Registry Company (located at: 6 Veresaeva Str., Moscow 121357) was charged with the functions of the Counting Commission. The following authorized persons are members of the Counting Commission formed by ZAO National Registry Company (Order No. 205 dated June 28, 2007): Nikitin Andrey Nikolaevich (Chairman), Gladysheva Irina Nikolaevna (Secretary) and Yatsenko Yulia Sergeevna (Member).

Chairman of the Meeting	David J. Haines

Secretary of the Meeting	Jeffrey D. McGhie

July 9, 2007